

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Charles Shaffer
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

      Re: Seacoast Banking Corporation of Florida
          Registration Statement on Form S-4
          Filed July 1, 2022
          File No. 333-265988

Dear Mr. Shaffer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Susan Block at 202-551-3210 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance